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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  BLUEFLY, INC.
         (Name Of Subject Company (Issuer) and Filing Person (Offeror))

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           Options to Purchase Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

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                                    096227103
         (CUSIP Number of Class of Securities (Underlying Common Stock))

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                              Melissa Payner-Gregor
                             Chief Executive Officer
                                  Bluefly, Inc.
                               42 West 39th Street
                            New York, New York 10018
                                 (212) 944-8000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 With copies to:
                            Richard A. Goldberg, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3500

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                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
--------------------------------------   ---------------------------------------
            $1,000,756.20                              $107.08

* Estimated in accordance with Rule 0-11 solely for the purpose of calculating the filing fee based upon the maximum number of shares of Common Stock covered by Replacement Awards issuable in connection with the exchange offer (918,125 shares) and the average of the bid and asked prices of the Common Stock as reported on the Nasdaq Capital Market on January 22, 2007.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, effective November 27, 2005, equals $107.00 per million dollars of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $107.08              Filing Party: Bluefly, Inc.
     Form or Registration No.: Schedule TO-I      Date Filed: January 25, 2007
                               File No. 005-52401

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Bluefly, Inc. (the "Company") with the Securities and Exchange Commission on January 25, 2007 (the "Schedule TO"), which relates to an offer by Bluefly to eligible employees and non-employee directors the opportunity to exchange(i) their outstanding eligible stock options that were vested as of August 31, 2006 for restricted stock awards consisting of the right to receive restricted common stock of the Company upon vesting (these awards are also referred to as "Restricted Stock Awards") and (ii) their outstanding eligible stock options that were not vested as of August 31, 2006 for deferred restricted stock unit awards consisting of rights to receive common stock of the Company on specified dates subsequent to vesting (these awards are also referred to as "Deferred Stock Unit Awards"). The Restricted Stock Awards and Deferred Stock Unit Awards will be granted under Bluefly's 2005 Equity Incentive Plan (the "2005 Plan") upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO.

         This Amendment No. 1 is the final amendment to the Schedule TO. This Amendment No. 1 amends and supplements the Schedule TO and the Offer to Exchange, in order to:

         (i) Amend and supplement Item 4 of the Schedule TO to add the following:

         "The offer made by the Company pursuant to Schedule TO expired at 11:59 p.m., Eastern Standard Time, on February 23, 2007. Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 1,562,000 shares of our common stock, representing approximately 95% of the options for 1,652,000 shares that were eligible to be tendered in the Offer as of February 23, 2007. Subject to the terms and conditions of the Offer, the Company will grant a maximum of 472,471 Restricted Stock Awards in exchange for tendered eligible stock options that were vested as of August 31, 2006 and a maximum of 394,405 Deferred Stock Unit Awards in exchange for tendered eligible stock options that were not vested as of August 31, 2006.";

         (ii) File as Exhibit (a)(1)(R) the Form of E-mail Regarding the Results of the Exchange Offer.

ITEM 12.      EXHIBITS

+(a)(l)(A)    Offer to Exchange, dated January 25, 2007.

+(a)(1)(B)    Form of Letter of Transmittal.

+(a)(1)(C)    Form of Notice of Withdrawal.

+(a)(1)(D)    Form of Letter from Chief Executive Officer to Eligible Employees, dated January 25, 2007, regarding "Announcement of Option Exchange
              Offer."

+(a)(1)(E)    Form of Restricted Stock Agreement under Bluefly, Inc. 2005 Stock
              Incentive Plan.

+(a)(1)(F)    Form of Deferred Stock Units Agreement under Bluefly, Inc. 2005
              Stock Incentive Plan.

+(a)(1)(G)    PowerPoint Presentation Regarding Offer to Exchange.

+(a)(1)(H)    Summary Description of Bluefly's Option Exchange Program.

+(a)(1)(I)    Form of E-mail Confirmation of Receipt of Letter of
              Transmittal/Notice of Withdrawal.

+(a)(1)(J)    Form of E-mail Reminder of Expiration of Option Exchange Offer.

+(a)(1)(K)    Form of E-mail Confirmation of Participation in Option Exchange
              Offer.

+(a)(1)(L)    Form of Tax Withholding Election--Restricted Stock/Deferred Stock
              Units.

+(a)(1)(M)    Form of Section 83(b) Election.

+(a)(1)(N)    Bluefly, Inc. Annual Report on Form 10-K for its fiscal year ended
              December 31, 2005, filed with the Securities and Exchange
              Commission on February 28, 2006, incorporated herein by reference.

+(a)(1)(O)    Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange
              Commission on May 11, 2006 and incorporated herein by reference.

+(a)(1)(P)    Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, filed with the Securities and Exchange
              Commission on August 11, 2006 and incorporated herein by reference.

+(a)(1)(Q)    Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006, filed with the Securities and Exchange
              Commission on November 14, 2006 and incorporated herein by reference.

(a)(1)(R)     Form of E-mail Regarding the Results of the Exchange Offer.


(b)           Not applicable.

+(d)(1) Bluefly, Inc. Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit 10.2 to Bluefly, Inc. Annual Report on Form 10-KSB for the year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000).

+(d)(2) Form of Stock Option Agreement under Bluefly, Inc. Amended and Restated 1997 Stock Option Plan.

+(d)(3)       Bluefly, Inc. 2000 Stock Option Plan (incorporated by reference to
              Exhibit 10.17 to Bluefly, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

+(d)(4)       Form of Stock Option Agreement under Bluefly, Inc. 2000 Stock
              Option Plan.

+(d)(5) Bluefly, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.58 to Bluefly, Inc. Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 3, 2005).

+(d)(6) Form of Stock Option Agreement under Bluefly, Inc. 2005 Stock Incentive Plan.

+(d)(7) Employment Agreement dated as of November 14, 2006 between Bluefly, Inc. and Melissa Payner-Gregor.

+(d)(8) Employment Agreement dated as of November 14, 2006 between Bluefly, Inc. and Patrick C. Barry.

(g)           Not applicable.

(h)           Not applicable.

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+             Exhibit previously filed.

ITEM 13.      INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)           Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 BLUEFLY, INC.

                                                 By: /s/ PATRICK C. BARRY
                                                     ---------------------------
                                                     Patrick C. Barry
                                                     Chief Financial Officer
                                                     and Chief Operating Officer


Dated: February 26, 2007

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION OF EXHIBIT
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+(a)(l)(A)    Offer to Exchange, dated January 25, 2007.

+(a)(1)(B)    Form of Letter of Transmittal.

+(a)(1)(C)    Form of Notice of Withdrawal.

+(a)(1)(D)    Form of Letter from Chief Executive Officer to Eligible Employees, dated January 25, 2007, regarding "Announcement of Option Exchange
              Offer."

+(a)(1)(E)    Form of Restricted Stock Agreement under Bluefly, Inc. 2005 Stock
              Incentive Plan.

+(a)(1)(F)    Form of Deferred Stock Units Agreement under Bluefly, Inc. 2005
              Stock Incentive Plan.

+(a)(1)(G)    PowerPoint Presentation Regarding Offer to Exchange.

+(a)(1)(H)    Summary Description of Bluefly's Option Exchange Program.

+(a)(1)(I)    Form of E-mail Confirmation of Receipt of Letter of
              Transmittal/Notice of Withdrawal.

+(a)(1)(J)    Form of E-mail Reminder of Expiration of Option Exchange Offer.

+(a)(1)(K)    Form of E-mail Confirmation of Participation in Option Exchange
              Offer.

+(a)(1)(L)    Form of Tax Withholding Election--Restricted Stock/Deferred Stock
              Units.

+(a)(1)(M)    Form of Section 83(b) Election.

+(a)(1)(N)    Bluefly, Inc. Annual Report on Form 10-K for its fiscal year ended
              December 31, 2005, filed with the Securities and Exchange
              Commission on February 28, 2006, incorporated herein by reference.

+(a)(1)(O)    Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange
              Commission on May 11, 2006 and incorporated herein by reference.

+(a)(1)(P)    Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, filed with the Securities and Exchange
              Commission on August 11, 2006 and incorporated herein by reference.

                                      EXH-1

+(a)(1)(Q)    Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006, filed with the Securities and Exchange
              Commission on November 14, 2006 and incorporated herein by reference.

(a)(1)(R)     Form of E-mail Regarding the Results of the Exchange Offer.

(b)           Not applicable.

+(d)(1) Bluefly, Inc. Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit 10.2 to Bluefly, Inc. Annual Report on Form 10-KSB for the year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000).

+(d)(2) Form of Stock Option Agreement under Bluefly, Inc. Amended and Restated 1997 Stock Option Plan.

+(d)(3)       Bluefly, Inc. 2000 Stock Option Plan (incorporated by reference to
              Exhibit 10.17 to Bluefly, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

+(d)(4)       Form of Stock Option Agreement under Bluefly, Inc. 2000 Stock
              Option Plan.

+(d)(5) Bluefly, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.58 to Bluefly, Inc. Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 3, 2005).

+(d)(6) Form of Stock Option Agreement under Bluefly, Inc. 2005 Stock Incentive Plan.

+(d)(7) Employment Agreement dated as of November 14, 2006 between Bluefly, Inc. and Melissa Payner-Gregor.

+(d)(8) Employment Agreement dated as of November 14, 2006 between Bluefly, Inc. and Patrick C. Barry.

(g)           Not applicable.

(h)           Not applicable.

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+             Exhibit previously filed.

                                      EXH-2